1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 25, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of March 2023.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		2/28/2023	3/31/2023
Chairman	Mark Liu	12,916,216	12,961,344	45,128
Vice Chairman and Chief Executive Officer	C.C. Wei	7,046,468	7,093,095	46,627
Senior Vice President	Lora Ho	6,458,872	6,474,283	15,411
Senior Vice President	Wei-Jen Lo	1,441,127	1,457,328	16,201
Senior Vice President	Y.P. Chin	9,111,229	9,124,071	12,842
Senior Vice President and Chief Information Security Officer	J.K. Lin	13,696,212	13,740,462	44,250
Senior Vice President	Cliff Hou	465,377	477,801	12,424
Senior Vice President	Y.J. Mii	1,002,419	1,014,273	11,854
Senior Vice President	Kevin Zhang	105,000	115,867	10,867
Vice President and General Counsel/Corporate Governance Officer	Sylvia Fang	1,152,191	1,159,699	7,508
Vice President	Y.L. Wang	1,354,064	1,361,572	7,508
Vice President	Douglas Yu	250,000	258,496	8,496
Vice President	Min Cao	397,622	405,525	7,903
Vice President	T.S. Chang	173,781	181,289	7,508
Vice President	Michael Wu	684,444	692,347	7,903
Vice President	Y.H. Liaw	800,000	805,532	5,532
Vice President	Simon Jang	352,358	357,495	5,137
Vice President and Chief Financial Officer	Wendell Huang	1,651,924	1,660,029	8,105
Vice President	C.S. Yoo	2,775,522	2,781,449	5,927
Vice President	Jun He	28,371	33,310	4,939
Vice President	Geoffrey Yeap	58,000	63,532	5,532
Vice President and Chief Information Officer	Chris Horng-Dar Lin	16,000	21,137	5,137
Vice President	Jonathan Lee	374,604	381,285	6,681
Vice President	Arthur Chuang	4,596,021	4,601,158	5,137

Title	Name	Number of shares held as of		Changes
		2/28/2023	3/31/2023
Vice President	L.C. Lu	190,227	195,957	5,730
Vice President	KC Hsu	60,000	65,927	5,927
Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$10.1 billion of acquisition.

4.The capital appropriations approved by TSMC board of directors: Inapplicable.
5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
112-1	A	Mar. 2023 ~ Mar. 2028	NT$12.2	1.54%	Bullet repayment; interest payable annually
	B	Mar. 2023 ~ Mar. 2030	NT$2.3	1.60%
	C	Mar. 2023 ~ Mar. 2033	NT$4.8	1.78%